SECURI  IISSION

03054417

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 – 53252

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/16/00 (Inception) AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EMEC Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14911 Quorum Drive, Suite 300
(No. and Street)

Dallas (City) Texas (State) 75254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
APR 07 2003
PROCESSED
APR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Piot, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EMEC Financial, Inc.**, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public



NOTARY PUBLIC
STATE OF TEXAS
RHONDA EVE GARCIA
Notary Public
State of Texas
My Comm. Exp. Oct. 17, 2004

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

EMEC FINANCIAL, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL REPORT

DECEMBER 31, 2002

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
EMEC Financial, Inc.

We have audited the accompanying statement of financial condition of EMEC Financial, Inc. (a development stage company) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the period from August 16, 2000 (inception) to December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EMEC Financial, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period from August 16, 2000 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
April 3, 2003

EMEC FINANCIAL, INC.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2002

ASSETS	
Cash	$ 30,003
Furniture and fixtures, net of accumulated depreciation of $1,300	7,800
TOTAL ASSETS	$ 37,803
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 1,000
TOTAL LIABILITIES	1,000
Stockholder's Equity	
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued and outstanding	-
Common stock, $.01 par value, 35,000,000 shares authorized 1,000,000 shares issued and outstanding	10,000
Additional paid-in capital	38,151
Deficit accumulated during the development stage	(11,348)
TOTAL STOCKHOLDER'S EQUITY	36,803
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 37,803

See notes to financial statements.

EMEC FINANCIAL, INC.
(A Development Stage Company)
Statement of Income
Period from August 16, 2000 (Inception) to December 31, 2002

Revenue	
Interest income	$ 2,609
TOTAL REVENUE	2,609
Expenses	
Occupancy and equipment costs	2,300
Regulatory fees and expenses	5,000
Professional fees	5,000
Other expenses	1,657
TOTAL EXPENSES	13,957
NET LOSS	$ (11,348)

See notes to financial statements.

EMEC FINANCIAL, INC.
(A Development Stage Company)
Statement of Changes in Stockholder's Equity
Period from August 16, 2000 (Inception) to December 31, 2002

	Common Shares	Common Stock	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Total
Balances at August 16, 2000	-	$ -	$ -	$ -	$ -
Issuance of common shares	1,000,000	10,000	-	-	10,000
Additional capital contributed	-	-	38,151	-	38,151
Net loss	-	-	-	(11,348)	(11,348)
Balances at December 31, 2002	1,000,000	$ 10,000	$ 38,151	$ (11,348)	$ 36,803

See notes to financial statements.

EMEC FINANCIAL, INC.
(A Development Stage Company)
Statement of Cash Flows
Period from August 16, 2000 (Inception) to December 31, 2002

Cash flows from operating activities:	
Net loss	$ (11,348)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,300
Change in assets and liabilities:	
Increase in accounts payable	1,000
Net cash used in operating activities	(9,048)
Cash flows from investing activities:	
Purchase of furniture and fixtures	(9,100)
Cash flows from financing activities:	
Issuance of common shares	10,000
Additional capital contributed	38,151
Net cash provided by financing activities	48,151
Net increase in cash	30,003
Cash at beginning of period	-
Cash at end of period	$ 30,003

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income Taxes	$ -

See notes to financial statements.

EMEC FINANCIAL, INC.
(A Development Stage Company)
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

EMEC Financial, Inc. (the Company) was organized on August 16, 2000 as a Delaware corporation. The Company is a wholly owned subsidiary of Vizor Group, Inc. (Parent). The Company' registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective April 13, 2001. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company has no customers and has not transacted any securities business and is therefore currently in the development stage.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company limit its business to the distribution of mutual funds.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Fixtures

Furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated useful lives of seven years.

Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent. There were no amounts due to or from the Parent for income taxes at December 31, 2002.

EMEC FINANCIAL, INC.
(A Development Stage Company)
Notes to Financial Statements

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $29,003 and $25,000, respectively. The Company's net capital ratio was .03 to 1.

Note 3 - Related Party Transactions

The Company has a services agreement (Agreement) with its Parent. The Agreement requires the Parent to provide management and other services to the Company. The Agreement is automatically renewed on a year-to-year basis unless and until terminated by the Parent or the Company as called for in the Agreement. Fees for such services are payable monthly in amounts at the discretion of the Parent. The Agreement allows the Company to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements. There were no amounts paid under this or any prior agreement from August 16, 2000 (inception) to December 31, 2002.

Note 4 - Subsequent Events

All of the outstanding shares of the Company were sold by the Parent to a third-party on February 17, 2003. All of the furniture and fixtures owned by the Company were transferred to the Parent prior to this sale. The sale is currently pending NASD approval.

Schedule I

EMEC FINANCIAL, INC.
(A Development Stage Company)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2002

Total stockholder's equity qualified for net capital	$ 36,803
Deductions and/or charges	
Non-allowable assets:	
Furniture and fixtures, net	7,800
Total deductions and/or charges	7,800
Net Capital	$ 29,003
Aggregate indebtedness	
Accounts payable	$ 1,000
Total aggregate indebtedness	$ 1,000
Computation of basic net capital requirement	
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 25,000
Net capital in excess of minimum requirement	$ 4,003
Ratio of aggregate indebtedness to net capital	.03 to 1

Schedule II

EMEC FINANCIAL, INC.
(A Development Stage Company)
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2002

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2002 (unaudited)	30,321
Audit adjustments:	
Decrease in stockholder's equity qualified for net capital	(318)
Increase in accounts payable	(1,000)
Net capital as computed on Schedule I	$ 29,003

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
EMEC Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of EMEC Financial, Inc. (the Company) for the period April 13, 2001 (effective date of SEC registration) to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
April 3, 2003